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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEOFORMA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

640475 10 7

(CUSIP Number)

Michael Mahoney

Chief Executive Officer

Global Healthcare Exchange, LLC

11000 Westmoor Circle

Westminster, Colorado 80021

(720) 887-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

Frederick C. Lowinger

Carol M. Lind

Sidley Austin Brown & Wood LLP

10 S. Dearborn Street

Chicago, IL 60603

(312) 853-7000

October 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 640475 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Global Healthcare Exchange, LLC – (IRS Employer Identification Number 36-4370512)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 11,599,499*
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 11,599,499*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,599,499*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Other

*	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because GHX (as defined in Item 2 below) may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. GHX expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the Voting Agreements.

**	Based on an aggregate of 20,713,395 shares of common stock outstanding as of October 7, 2005, as represented by the issuer in the Agreement and Plan of Merger described in Items 3 and 4 below.

As a result of the Voting Agreements (as defined in Item 3 below), GHX may be deemed to be a member of a group with the Stockholders (as defined in Item 3 below) within the meaning of Rule 13d-5 promulgated under the Exchange Act. However, GHX disclaims membership in, and does not affirm the existence of, a group with the Stockholders as a result of such agreements.

Item 1.	Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Neoforma, Inc (“Neoforma”). The principal executive offices of Neoforma are located at 3061 Zanker Road, San Jose, California 95134.

Item 2.	Identity and Background

(a) The name of the person filing this statement is Global Healthcare Exchange, LLC, a Delaware limited liability company (“GHX”). Set forth on Schedule A is the name, principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of GHX as of the date hereof.

(b) The address of GHX’s principal office is 11000 Westmoor Circle, Suite 4000 Westminster, Colorado 80021.

(c) GHX provides an open and neutral electronic trading exchange, along with complementary products and services, through which buyers and sellers can collaborate to improve efficiencies in the healthcare supply chain.

(d) Neither GHX nor, to GHX’s knowledge, any person identified on Schedule A attached hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither GHX nor, to GHX’s knowledge, any person identified on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To GHX’s knowledge, each of the persons identified on Schedule A attached hereto is a citizen of the United States, other than Greg Nash and Greg Clark who are each citizens of Australia and Doug Barber who is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

On October 10, 2005, GHX, Leapfrog Merger Corporation, a Delaware corporation that is a wholly-owned subsidiary of GHX (“Merger Sub”), and Neoforma entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Neoforma (the “Merger”) with Neoforma continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of GHX. The Merger Agreement is further described below in this Item 4. As a condition of, and an inducement to, GHX and Merger Sub entering into the Merger Agreement, GHX entered into an exchange agreement, dated as of October 10, 2005, with VHA (the “VHA Exchange Agreement”) and an exchange agreement, dated as of October 10, 2005, with UHC (the “UHC Exchange Agreement” and, together with the VHA Exchange Agreement, the “Exchange Agreements”). Pursuant to the Exchange Agreements, effective immediately prior to the Merger, (i) VHA shall transfer 6,607,027 shares of Common Stock beneficially owned by VHA to GHX and, in exchange therefor, GHX shall issue to VHA 42,585,609 membership units of GHX and (ii) UHC shall transfer 1,634,491 shares of Common Stock beneficially owned by UHC to GHX and, in exchange therefor, GHX shall issue to UHC 10,535,116 membership units of GHX (together with the 42,585,609 membership units of GHX issued to VHA, the “GHX Membership Units”).

In addition, as a further inducement for GHX to enter into the Merger Agreement and in consideration therefor, (i) each of VHA Inc., a Delaware corporation (“VHA”), and University HealthSystem Consortium, an Illinois corporation (“UHC”), entered into a separate Voting Agreement with GHX, dated October 10, 2005 (the “Significant Stockholder Voting Agreements”), the form of which is attached hereto as Exhibit 3 and more fully described in Item 4 and (ii) certain executive officers and directors of Neoforma identified on Schedule B attached hereto (collectively with VHA and UHC, the “Stockholders”) each entered into a separate Voting Agreement with GHX, dated October 10, 2005 (the “Management Stockholder Voting Agreements” and, together with the Significant Stockholder Voting Agreements, the “Voting Agreements”), the form of which is attached hereto as Exhibit 4 and more fully described in Item 4. GHX did not pay additional consideration to the Stockholders in exchange for the Voting Agreements.

Item 4.	Purpose of Transaction

(a) – (j) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Neoforma by GHX pursuant to the Merger Agreement. To induce GHX to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger. Set forth below is a description of the Merger Agreement, the Voting Agreements and certain other agreements related thereto.

Merger Agreement

Pursuant to the Merger Agreement, upon the Merger becoming effective (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than such shares held in Neoforma’s treasury, by any wholly-owned subsidiary of Neoforma, by GHX, by Merger Sub, or by any other wholly-owned subsidiary of GHX and any other such shares held by stockholders, if any, who properly exercise their dissenters’ rights) shall be converted into the right to receive $10.00 in cash, without interest (subject to adjustments to the extent appropriate) (the “Cash Consideration”) and each outstanding and unexercised option to purchase Common Stock shall be converted into the right to receive an amount in cash equal to the difference, if any, between (A) the Cash Consideration multiplied by the number of shares of Common Stock underlying such option and (B) the aggregate exercise price with respect to such option. The consummation of the Merger is subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, including obtaining certain stockholder and regulatory approval.

Pursuant to the Merger Agreement, (i) the 2,004,190 shares of Common Stock owned by VHA after the consummation of the transactions contemplated by the VHA Exchange Agreement shall be converted into the right to receive an aggregate amount of $20,041,900 in cash and (ii) the 495,811 shares of Common Stock owned by UHC after the consummation of the transactions contemplated by the UHC Exchange Agreement shall be converted into the right to receive an aggregate amount of $4,958,110 in cash.

The Merger Agreement provides that at the Effective Time (i) the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation, (ii) except as otherwise provided in the Merger Agreement, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub and (iii) the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time.

If the Merger is consummated, the Common Stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Voting Agreements

As a condition of, and a further inducement to GHX and Merger Sub entering into the Merger Agreement, each of VHA and UHC entered into a separate Significant Stockholder Voting Agreement. In addition, as a further inducement for GHX to enter into the Merger Agreement and in consideration therefor, certain executive officers and directors of Neoforma identified on Schedule B attached hereto each entered into a separate Management Stockholder Voting Agreement.

Pursuant to the Voting Agreements, the Stockholders shall vote the Common Stock beneficially owned by such Stockholder (the “Subject Shares”) at the Stockholders’ Meeting (as defined in the Merger Agreement) in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

The Voting Agreements also provide that at any meeting of stockholders of Neoforma or any adjournment thereof or in any other circumstances upon which a Stockholder’s approval is sought, such Stockholder shall vote the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Neoforma or any of its subsidiaries or any other proposals by third parties to acquire assets or securities of Neoforma as described in the Merger Agreement (an “Acquisition Proposal”), (ii) any amendment of Neoforma’s certificate of incorporation or bylaws or other proposal or transaction involving Neoforma or any of its subsidiaries which would in any manner impede or prevent the Merger Agreement or any of the transactions contemplated thereby or change in any manner the voting rights of any class of capital stock of Neoforma.

Pursuant to the Voting Agreements, each Stockholder appointed two GHX designees as such Stockholder’s proxy and attorney-in-fact, with full power of substitution and resubstitution, solely to vote or act by written consent prior to the termination of the Voting Agreement with respect to the Subject Shares in accordance with such Stockholder’s obligations under such Stockholder’s Voting Agreement. Each Stockholder also agreed to not, and to not enter into any arrangement to, transfer or otherwise dispose of, any of the Subject Shares or grant any proxy that is inconsistent with its obligations under the Voting Agreement.

Pursuant to the Significant Stockholder Voting Agreements, each of VHA and UHC agreed to not solicit any Acquisition Proposals or furnish any information, engage in discussions or negotiations or enter into any contracts in connection with an Acquisition Proposal. However, each of VHA and UHC may, in accordance with the applicable provisions of the Merger Agreement, furnish information and enter into discussions or negotiations with any person at such time as Neoforma is engaging in such activities under circumstances permitted under the Merger Agreement.

Under the Voting Agreements, each Stockholder also waived, to the extent permitted by applicable law, any rights of appraisal or rights to dissent from the Merger that such Stockholder may have under applicable law.

The Voting Agreements, and each Stockholder’s obligations thereunder, shall terminate upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement and (iii) any amendment to any pricing term of the Merger Agreement that is adverse to such Stockholder or any amendment to or waiver of any other term of the Merger Agreement in a manner materially adverse to such Stockholder.

Exchange Agreements

As a condition of, and an inducement to, GHX and Merger Sub entering into the Merger Agreement, GHX entered into the Exchange Agreements. Pursuant to the Exchange Agreements, effective immediately prior to the Merger, (i) VHA shall transfer 6,607,027 shares of Common Stock beneficially owned by VHA to GHX and, in exchange therefor, GHX shall issue to VHA 42,585,609 membership units of GHX and (ii) UHC shall transfer 1,634,491 shares of Common Stock beneficially owned by UHC to GHX and, in exchange therefor, GHX shall issue to UHC 10,535,116 membership units of GHX. The aggregate number of such GHX Membership Units to be issued to VHA and UHC is equal to approximately 14.5% of the sum of (i) the outstanding membership units of GHX as of the date hereof, plus (ii) the number of GHX Membership Units. The consummation of the transactions contemplated by the VHA Exchange Agreement and the UHC Exchange Agreement is subject to the satisfaction or waiver of conditions set forth in the VHA Exchange Agreement and the UHC Exchange Agreement, respectively.

Other Agreements

The current Fourth Amended and Restated Outsourcing and Operating Agreement with Neoforma, dated as of August 13, 2003, will be terminated upon the consummation of the Merger. On October 10, 2005, GHX, VHA, UHC, Novation, LLC (“Novation”) and Healthcare Purchasing Partners International, LLC entered into an Outsourcing Agreement (the “New Outsourcing Agreement”) in a separate transaction that will become effective as of the consummation of the Merger. Pursuant to the New Outsourcing Agreement, effective as of the consummation of the Merger, GHX shall provide to such other parties certain internet e-commerce services facilitating the sale, rental, lease and license of new and used equipment, products, supplies, services, information and other content related to the healthcare industry, by allowing electronic orders to be placed and received for the foregoing and by providing online information and analytic capabilities regarding the foregoing. The initial term of the New Outsourcing Agreement will expire December 31, 2011. Pursuant to the New Outsourcing Agreement, effective as of the consummation of the Merger, Novation shall make the following monthly payments to GHX for the services described above: $4,000,000 per month for the first twelve months; $3,500,000 per month for the next twelve months; and $2,833,333 per month thereafter. Novation shall also make a yearly payment to GHX of $975,000 for the provision of certain additional related services.

References to and the descriptions of the Merger Agreement, the Exchange Agreements, the Significant Stockholder Voting Agreements, the Management Stockholder Voting Agreements and the New Outsourcing Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Exchange Agreement, the form of Significant Stockholder Voting Agreement, the form of Management Stockholder Voting Agreement and the New Outsourcing Agreement, respectively, copies of which have been filed as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5 to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

The information set forth, or incorporated by reference in Item 5 and Item 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

Item 5.	Interest In Securities of The Issuer.

(a) and (b) As a result of the Voting Agreements, GHX may be deemed to be the beneficial owner of 11,599,499 shares of Common Stock. This number of shares of Common Stock represents approximately 55.6% of the issued and outstanding shares of Common Stock based on an aggregate of 20,713,395 shares of Common Stock outstanding as of October 7, 2005, as represented by Neoforma in the Merger Agreement. GHX expressly disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by GHX as to the beneficial ownership of such shares. To GHX’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified on Schedule A attached hereto.

(b) GHX may be deemed to have shared voting power of the 11,599,499 shares of Common Stock held by the Stockholders as a result of GHX’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with proxies). However, GHX does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Neoforma stockholder with respect to such shares.

(c) Other than as described in Item 4 above, there have been no transactions in the Common Stock by GHX or, to GHX’s knowledge, the persons identified on Schedule A that were effected during the past 60 days.

(d) To the knowledge of GHX, no person other than the Stockholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth, or incorporation by reference, in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, Inc., Global Healthcare Exchange, LLC and Leapfrog Merger Corporation (incorporated by reference to Exhibit 2.1 of the Form 8-K of Neoforma, Inc. (File No. 000-28715), as filed with the SEC on October 12, 2005).

Exhibit 2	Form of Exchange Agreement, dated as of October 10, 2005, between Global Healthcare Exchange, LLC and each of VHA Inc. and University HealthSystem Consortium

Exhibit 3	Form of Significant Stockholder Voting Agreement, dated as of October 10, 2005, between Global Healthcare Exchange, LLC and each of VHA Inc. and University HealthSystem Consortium

Exhibit 4	Form of Management Stockholder Voting Agreement, dated as of October 10, 2005, between Global Healthcare Exchange, LLC and certain directors and executive officers of Neoforma, Inc.

Exhibit 5*	Outsourcing Agreement, dated as of October 10, 2005, among Global Healthcare Exchange, LLC, VHA Inc., University HealthSystem Consortium, Novation, LLC and Healthcare Purchasing Partners International, LLC.

*	A complete copy of Exhibit 5 has been filed separately with the Securities and Exchange Commission pursuant to an Application for Confidential Treatment. The confidential portions of Exhibit 5 have been omitted from this filing and are marked by an asterisk.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL HEALTHCARE EXCHANGE, LLC

By:	/s/ Greg Nash
Name:	Greg Nash
Title:	Vice President, Chief Financial Officer and Secretary

Dated: October 20, 2005

Schedule A

Directors and Executive Officers of Global Healthcare Exchange, LLC

The following table sets forth the name, business address and present occupation or employment of each director and executive officer of Global Healthcare Exchange, LLC. Except as indicated below, the business address of each person is c/o Global Healthcare Exchange, LLC, 11000 Westmoor Circle, Suite 400, Westminster, Colorado 80021.

Directors

Sue Widner Abbott Laboratories Vice President, Corporate Marketing Dept. 3ADM, Bldg. AP6D 100 Abbott Park Rd. Abbott Park, IL 60064	Larry Grandia Premier, Inc. Executive Vice President and Chief Technology Officer 12225 El Camino Real San Diego, CA 92130

John C. Moon Baxter International Inc. Corporate Vice President and Chief Information Officer One Baxter Parkway Deerfield, IL 60015	G. Edwin Howe Aurora Health Care President 3000 W. Montana Street Milwaukee, WI 53215

David Malpiedi Becton, Dickinson & Company Vice President, Business Processes 1 Becton Drive M/C 096 Franklin Lakes, NJ 07417-1880	Dr. Lynda Applegate Harvard Business School Professor Rock Center 216, Soldier’s Field Boston, MA 02163

Curt Selquist Johnson & Johnson Company Group Chairman 425 Hoes Lane Piscataway, NJ 08855	Greg Clark E2open USA President and Chief Executive Officer 1600 Seaport Blvd., 5th Floor Redwood City, CA 94063

Doug Barber Medtronic, Inc. Vice President – Customer & Field Solutions 4000 Lexington Avenue North Shoreview, MN 55126-2983	Lt. Gen. Lawrence P. Farrell, Jr. USAF (Ret.) National Defense Industrial Association President and Chief Executive Officer 2111 Wilson Blvd., Suite 400 Arlington, VA 22201-3061

Robert W. Miller Siemens Medical Solutions, USA, Inc. Vice President – Strategic National Accounts & Government Accounts 51 Valley Stream Parkway Malvern, PA 19355	Gale Sayers Sayers 40 CEO and President 1150 Feehanville Dr. Mt. Prospect, IL 60056

Sandy Rigopoulos Cardinal Health, Inc. Vice President – Vendor Management & Administration 1450 Waukegan Rd McGaw Park, IL 60085	Michael Mahoney Global Healthcare Exchange, President and Chief Executive Officer 11000 Westmoor Circle Ste 400 Westminster, CO 80021

Bill Francis HealthTrust Purchasing Group Vice President – Operations 104 Continental Pl., Ste. 300 Brentwood, TN 37027

Executive Officers

Name	Title
Michael Mahoney	President and Chief Executive Officer

Greg Nash	Chief Financial Officer and Secretary

Bruce Johnson	Executive Vice President, Sales & Marketing

Schedule B

Directors and Executive Officers of Neoforma, Inc. Party to Management

Stockholder Voting Agreements

Edward Blechschmidt

Jeff Hillebrand

Wayne Lowell

Michael Murray

Tom Smith

Herb Cross

Dan Eckert

Andrew Guggenhime

Bob Zollars